USA VIDEO INTERACTIVE CORP.

02 DEC -2 AM 9:

November 20, 2002

SUPPL

02060123

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: **USA Video Interactive Corp. (the *"Company"*)**

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended September 30, 2002, which Report was mailed to the shareholders pursuant to National Policy #41 on today's date.

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

dw 12/3

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901 F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.	September 30, 2002	02/11/20

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**		
adrescher@usvo.com	www.usvo.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Edwin Molina"	Edwin Molina	02/11/20
"Anton J. Drescher"	Anton J. Drescher	02/11/20

FIN51-901F(Reverse) Rev.2000/12/19

2

USA VIDEO INTERACTIVE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Unaudited)

(Stated in US Dollars)

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	September 30, 2002	December 31, 2001
	(Unaudited)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 53,652	$ 104,238
Marketable securities - related parties	-	42,616
Accounts receivable, net of allowance for doubtful accounts $-0-	1,400	30,900
Inventory	-	12,000
Prepaid expenses and other current assets	10,805	21,613
Total current assets	65,857	211,367
Property and Equipment - at cost, net of accumulated depreciation of $505,529 and $573,015, respectively	354,957	1,100,339
Other Assets, net of accumulated amortization of $10,508 and $8,016, respectively	67,980	70,472
Deferred Tax Assets, net of valuation allowance of $7,749,000 and $7,215,000, respectively	-	-
Total Assets	$ 488,794	$ 1,382,178
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable and accrued expenses	$ 1,149,739	$ 948,417
Due to related parties	55,006	91,480
Total current liabilities	1,204,745	1,039,897
Commitments and Contingencies		
Stockholders' Equity (Deficiency):		
Preferred stock - no par value; authorized 250,000,000 shares, none issued		
Common stock - no par value; authorized 250,000,000 shares, issued and outstanding 101,745,088 and 91,745,088 shares, respectively	30,230,225	29,492,071
Accumulated other comprehensive loss	-	(86,487)
Accumulated deficit	(30,946,176)	(29,063,303)
Stockholders' equity (deficiency)	(715,951)	342,281
Total Liabilities and Stockholders' Equity (Deficiency)	$ 488,794	$ 1,382,178

APPROVED BY THE DIRECTORS:

"Anton J. Drescher" ____________________, Director
Anton J. Drescher

"Edwin Molina" ____________________, Director
Edwin Molina

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US Dollars)
(Unaudited)

	For the three months ended		For the nine months ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Revenue	$ 57,125	$ 67,626	$ 146,701	$ 101,861
Expenses:				
Cost of sales	38,663	36,036	96,205	56,602
Research and development	38,258	232,695	273,839	672,304
Selling, general and administrative	124,385	440,254	775,316	1,501,250
Depreciation and amortization	132,624	104,645	397,874	276,622
Impairment loss on long-lived assets	350,000	-	350,000	-
Noncash compensation charges	19,077	9,750	50,872	575,347
Total expenses	703,007	823,380	1,944,106	3,082,125
Loss from operations	(645,882)	(755,754)	(1,797,405)	(2,980,264)
Other income (expense)				
Interest income	22	98	143	5,132
Other	4,524	1,657	(85,611)	3,257
	4,546	1,755	(85,468)	8,389
Net loss	$ (641,336)	$ (753,999)	$ (1,882,873)	$ (2,971,875)
Net loss per share - basic and diluted	$ (.01)	$ (.01)	$ (.02)	$ (.04)
Weighted-average number of common shares outstanding - basic and diluted	101,745,089	84,533,997	95,224,942	83,719,069

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS
(Stated in US Dollars)
(Unaudited)

	For the three months ended		For the nine months ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Net loss	$ (641,336)	$ (753,999)	$ (1,882,873)	$ (2,971,875)
Other comprehensive income:				
Change in unrealized loss on marketable securities		(20,535)	86,487	(118,331)
Comprehensive loss	$ (641,336)	$ (774,534)	$ (1,796,386)	$ (3,090,206)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Stated in US Dollars)

(Unaudited)

	Common Stock		Accumulated Other Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Loss	Deficit	Equity (Deficiency)
Balance at December 31, 2001	91,745,088	$ 29,492,071	$ (86,487)	$ (29,063,303)	$ 342,281
Issuance of common stock and common stock warrants for cash	10,000,000	700,000	-	-	700,000
Noncash compensation charges	-	38,154	-	-	38,154
Change in unrealized loss on marketable securities	-	-	86,487	-	86,487
Net loss	-	-	-	(1,882,873)	(1,882,873)
Balance at September 30, 2002	101,745,088	$ 30,230,225	$ -	$ (30,946,176)	$ (715,951)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

(Unaudited)

	For the three months ended		For the nine months ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Cash flows from operating activities:				
Net loss	$ (641,336)	$ (753,999)	$ (1,882,873)	$ (2,971,875)
Adjustments to reconcile net loss to net cash used in operating activities:				
Bad debts	17,753	-	17,753	-
Depreciation and amortization	132,625	104,645	397,874	276,622
Impairment loss on long-lived assets	350,000	-	350,000	-
Noncash compensation charge	19,077	9,750	50,872	575,347
Realized loss on sale of marketable securities - related parties	-	-	93,319	-
Changes in operating assets and liabilities:				
Decrease in accounts receivable	3,518	11,079	11,747	113,832
Decrease in inventory	36,322	-	12,000	-
(Increase) decrease in prepaid expenses and other current assets	2,317	(19,189)	10,808	63,148
Increase (decrease) in accounts payable and accrued expenses	28,370	(34,130)	188,604	(149,716)
Decrease in accounts payable and accrued expenses - related parties	-	-	-	(20,830)
Increase (decrease) in due to related parties	(20,206)	(337,097)	(36,474)	5,167
Net cash used in operating activities	(71,560)	(1,018,941)	(786,370)	(2,108,305)
Cash flows from investing activities:				
Purchases of property and equipment, net	-	(63,628)	-	(486,120)
Patent fees				(4,000)
Proceed from sale of marketable securities - related parties	-	-	35,784	-
Net cash provided by (used in) investing activities	-	(63,628)	35,784	(490,120)
Cash flows from financing activities:				
Proceeds from the issuance of common stock	-	1,074,131	700,000	2,407,391
Proceeds from the issuance of common stock warrants	-	12,053	-	72,912
Net cash provided by financing activities	-	1,086,184	700,000	2,480,303
Net increase (decrease) in cash and cash equivalents	(71,560)	3,615	(50,586)	(118,122)
Cash and cash equivalents at beginning of period	125,212	109,460	104,238	231,197
Cash and cash equivalents at end of period	$ 53,652	$ 113,075	$ 53,652	$ 113,075

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(Unadited)
(Stated in US Dollars)

NOTE A – BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01(a)(5) of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results for the interim periods are not necessarily indicative of the results that may be attained for an entire year or any future periods. For further information, refer to the Financial Statements and footnotes thereto in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company has incurred losses of $1,882,873 for the nine month period ended September 30, 2002 and $3,684,340, $4,661,652 and $1,684,468 for the years ended December 31, 2001, 2000 and 1999, respectively. These conditions raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due which management believes it will be able to do. To date, the Company has funded operations primarily through the issuance of common stock and warrants to outside investors and the Company's management. The Company believes that its operations will generate additional funds and that additional funding from outside investors and the Company's management will continue to be available to the Company when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue as a going concern.

Basic loss per common share ("EPS") is computed as net loss divided by the weighted-average number of common shares outstanding during the period. Diluted EPS includes the impact of common stock potentially issuable upon the exercise of options and warrants. Potential common stock has been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

Inventory, which consists of computer equipment, is stated at the lower of cost or market using the specific-identification method.

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates, and revenue and expenses are translated at average rates of exchange prevailing during the period. The aggregate effect of translation adjustments is immaterial at September 30, 2002 and 2001.

USA VIDEO INTERACTIVE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(Unadited)
(Stated in US Dollars)

NOTE C – COMMON STOCK

On June 28, 2002, the Company issued 7,085,000 units to investors at $.07 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.085 per share.

On June 28, 2002, the Company issued 2,915,000 units to employees at $.07 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.085 per share.

NOTE D – STOCKHOLDERS' EQUITY (DEFICIENCY)

During January 2002 the Company issued 925,000 options to purchase common stock to certain service providers of the Company under the 2001 Plan. The stock options are exercisable at a price of $0.50 (U.S.) per share for a term of two years from the date of grant. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 123, the Company has charged to operations for the nine-month and three-month periods ended September 30, 2002, respectively, approximately $51,000 and $19,000 which is based on the fair value of the stock options as services are provided. At September 30, 2002 since part of such options have not yet vested, $13,000 is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

NOTE E - CONTINGENT LIABILTIY

The Company is party to a default judgement entered against one of the Company's subsidiaries. During the year ended December 31, 1995, a claim was made to the Company for the total amount payable under the terms of the lease with the Company's subsidiaries for office space in Dallas Texas through 2002. The Company's management is of the opinion that the amount payable under the terms of this judgement is not estimable or determinable at this time and may be substantially mitigated by the landlord renting the property to another party. The range of possible loss is from $-0- to approximately $500,000. Any settlement resulting from the resolution of this contingency will be accounted for in the period of settlement when such amounts are estimable or determinable.

NOTE F – IMPAIRMENT OF LONG-LIVED ASSETS

As the result of the Company's inability to raise revenues in accordance with the corporate business plan, the company continued operating at a loss for the nine-month period ended September 30, 2002. As a result, the Company commenced an impairment review of its long-lived assets in accordance with Statement of Financial Accounting Standard ('SFAS") 144 "Accounting of the Impairment or Disposal of Long-Lived Assets". As an result of this impairment review, the Company recorded an impairment loss of approximately $350,000 during the three month period ended September 30, 2002, to reduce the carrying value of these assets to its estimated fair value.

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only

   Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

   (b) number and recorded value for shares issued and outstanding

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     i. the name of the person;
     ii. the amount paid during the reporting period; and
     iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws; or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.			September 30, 2002	02/11/20
ISSUER'S ADDRESS				
837 West Hastings Street, Suite 507				
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.		ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777		(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION			CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director			(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
adrescher@usvo.com	www.usvo.com			

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"Edwin Molina"	Edwin Molina	0 2 1 1 2 0
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"Anton J. Drescher"	Anton J. Drescher	0 2 1 1 2 0

FIN51-901F(Reverse) Rev 2000/12/19

12

USA VIDEO INTERACTIVE CORP.
QUARTERLY REPORT
September 30, 2002
(Stated in US Dollars)
(Prepared by Management)

Schedule A: Financial Information

- See financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

Research and Development/General and administrative expenses [1]

Research and Development (Schedule 1-A)		$ 273,839
Selling, General and Administrative Expenses:		
Advertising	$ 200	
Bad Debt	17,753	
Bank Charges & Interest	16,174	
Consulting	106,900	
Filing Fees	10,290	
Insurance General	8,645	
Public Relations	12,843	
Membership Fees	300	
Office (Schedule 1-B)	220,371	
Product Marketing Costs (Schedule 1-C)	99,336	
Professional Fees	80,218	
Remittance Fees	14,536	
Rent	45,222	
Telephone & Utilities	48,171	
Management Fees	13,828	
Transfer Agent	2,795	
Travel & Promotion	16,137	
Sales	61,597	775,316
		$ 1,049,155

(1) See financial statements attached (Schedule A)

Schedule 1-A - Product Development (Research and Development)

Labour Costs	$ 159,269
Materials (Software)	49,003
Telephone (T-1 Line)	65,567
	$ 273,839

Schedule 1-B – Office

Accounting Software	$	3,000
Annual General Meeting		57,033
Equipment Rental		4,464
Labour Costs		116,674
News Dissemination		20,702
Office Supplies		4,285
Postage and Delivery		7,861
Printing		453
Repairs and Maintenance		1,932
Other		3,967
	$	220,371

Schedule 1-C – Product Marketing

Labour Costs	$	98,417
Other		919
	$	99,336

2. Related party transactions:
   - Nil

3. For the current fiscal year to date:
   a) Summary of securities issued during the period:
      - Nil

      - See Note C to the Financial Statements

   b) Summary of options granted during the period: Nil

4. As at the end of the quarter

   a) Authorized capital: 250,000,000 common stock – no par value
      250,000,000 preferred stock – no par value

   b) Number and recorded value for shares issued and outstanding:
      101,745,088 common stock $30,230,225

   c-1) Summary of Options outstanding:
      Summary of Options issued/exercised during the period:

Stock Options

		Exercise Price	Quantity	
Balance - June 30, 2002				7,985,000
Less	Options exercised:	--	0	
	Options cancelled/expired:	--	285,000	(285,000)
Add	Options granted:	--	0	0
Balance, September 30, 2002				7,700,000

Issue Date	Expiry Date	Exercise Price	Quantity
1/31/02	1/31/04	$0.50	5,605,000
12/12/00	12/12/02	$1.00	1,895,000
1/12/01	1/12/03	$1.00	100,000
2/20/01	2/20/03	$1.00	100,000
			7,700,000

c-2) Summary of Warrants outstanding:

Summary of Warrants issued/exercised during the period:

Share Purchase Warrants

		Exercise Price	Quantity	
Balance – June 30, 2002				20,800,000
Less	Warrants exercised	--	0	
	Warrants cancelled/expired:		1,000,000	1,000,000
Add:	Warrants issued:	--	0	0
Balance – September 30, 2002				19,800,000

Expiry Date	Exercise Price	Quantity
3/12/03	$0.66	2,500,000
09/28/03	$0.35	4,000,000
12/31/03	$0.26	3,300,000
06/28/04	$0.085	10,000,000
		19,800,000

d) Nil

5. **Directors:**

Edwin Molina, Anton J. Drescher, Robert D. Smith

Officers: [1]

Edwin Molina – President and Chief Executive Officer

Anton J. Drescher – Chief Financial Officer and Secretary

Robert D. Smith – Chief Operating Officer

Kent Norton – Chief Information, Chief Technical Officer

[1] Daniel E. Kinnaman resigned as Vice President, Sales and Marketing effective May 17, 2002

Schedule C: Management Discussion

- See attached

Schedule C: Management Discussion [1]

1. OVERVIEW OF THE COMPANY

CAUTIONARY STATEMENT

Certain statements contained in this Quarterly Report on Form 10-Q ("Report"), including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements." Readers should not place undue reliance on these forward-looking statements. USA Video's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks and uncertainties set forth in USA Video Interactive Corp.'s Annual Report on Form 10-K, the most important of which are summarized below under Factors Which May Affect Future Results of Operations, as well as in other documents USA Video files with the Securities and Exchange Commission ("SEC").

The following information has not been audited. You should read this information in conjunction with the unaudited financial statements and related notes to financial statements included in this report.

OVERVIEW OF THE COMPANY

USA Video Interactive Corp. ("USA Video" or the "Company") designs and markets to business customers streaming video and video-on-demand systems, services and source-to-destination digital media delivery solutions that allow live or recorded digitized and compressed video to be transmitted through Internet, intranet, satellite or wireless connectivity. The Company's systems, services and delivery solutions include video content production, content encoding, media asset management, media and application hosting, multi-mode content distribution, transaction data capture and reporting, e-commerce, specialized engineering services, and Internet streaming hardware.

USVO holds the patent for Store-and-Forward Video-on-Demand (#5,130,792), filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992. It has been cited by at least 145 subsequent patents. USVO holds similar patents in England, France, Spain, Italy, Germany, and Canada, and has a patent pending in Japan. USVO anticipates actively engaging in licensing this patent.

MARKETS AND PRODUCTS:
As an outgrowth of its video streaming systems business and specialized engineering services, USVO has identified emerging markets for global media streaming applications and has developed a unique solution to provide a wide range of business customers with value-added streaming media solutions. With this approach, called StreamHQ™, customers can leverage USVO's infrastructure and technical expertise, while focusing on their own core business competencies.

StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple streaming modes that take advantage of the available connectivity. While competitive services take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique

value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond quality streaming, USVO's overriding goal has been to give customers media asset management tools and information that provide a basis for them to achieve a return on investment in streaming media expenditures.

[1] Dollar figures expressed in US currency unless otherwise indicated

StreamHQ™ encompasses an end-to-end process from source to viewing, including content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting.

TECHNOLOGY APPROACH:
USVO is approaching the global media streaming services market with a Tier 1 media-streaming infrastructure that the Company has attempted to differentiate from competitive products and services in terms of architectural, functional, and business features. Leveraging some of the industry's most prominent providers for data storage, networking, and data management, StreamHQ™ strives to compete based on service availability, an efficient streaming process, redundancy and fail-over features, and continuity in the event of power outages.

USVO has created a modular system that can be scaled to meet the requirements of a growing clientele. StreamHQ™ can also be rapidly replicated to provide a streaming utility in multiple Internet Data Centers or within corporate Intranets around the world.

StreamHQ™ functionality is software driven, allowing USVO to create future system enhancements based on the needs of the marketplace. Additionally, USVO can customize the baseline features of StreamHQ™ and plans to expand the system features to support the specialized needs of additional types of customers.

RESEARCH AND DEVELOPMENT:
USVO has ongoing research and development (R&D) efforts that are aimed at improving the efficiency and security of media delivery to clients. Among these R&D efforts is the ongoing development of technology that will help protect the intellectual property of content owners. USVO also has a proprietary wavelet compression technology.

BUSINESS OBJECTIVES:

USVO has established the following near-term business objectives:

1. Establish StreamHQ™ as the industry standard in the streaming video and rich media marketplace;
2. Generate services- and systems-based revenues in accordance with the corporate business plan;
3. Attain industry recognition for the superior architectural, functional, and business differentiators of the StreamHQ™ architecture;
4. Leverage USVO's digital video patent for licensing fees and partnerships in the United States and internationally;
5. Develop at least one client per year for a complete StreamHQ™ system, including intellectual property licensing and operational support;
6. Expand StreamHQ™ functionality to provide enhanced support for corporate training and education markets; and
7. Patent and license new technology developed within the corporate R&D program.

MARKET PERSPECTIVE:
With its StreamHQ™ offering, USVO's goals are: 1) to become a market-leading streaming media solutions provider; 2) to establish itself as a leader in streaming technology innovation; 3) to capture revenue and market share from services and products in web and content delivery systems markets. Numerous published reports estimate the current value of these markets as in excess of 20 billion dollars. As a secondary objective, USVO intends to leverage its broad video-on-demand patent and other intellectual properties by licensing them to other companies.

(1) Dollar figures expressed in US currency unless otherwise indicated

The Company was incorporated on April 18, 1986, as First Commercial Financial Group Inc. in the Province of Alberta, Canada. In 1989,its name was changed to Micron Metals Canada Corp., which purchased 100% of the outstanding shares of USA Video Inc., a Texas corporation, in order to focus on the digital media business. In 1995, the Company changed its name to USA Video Interactive Corp. and continued its corporate existence to the State of Wyoming. The Company has five wholly-owned subsidiaries: USA Video (California) Corp., USA Video Corp., USA Video Productions Inc., USA Video Technologies, Inc., and USVO, Inc. USA Video's executive and corporate offices are located in Mystic, Connecticut, and its Canadian offices are located in Vancouver, British Columbia.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to customer programs and incentives, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, impairment or disposal of long-lived assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and the require the most subjective judgment:

- Revenue recognition;
- Accounting for marketable securities;
- Impairment or disposal of long-lived assets; and
- Inventory valuation and related reserves.

Revenue recognition. Software revenue and other services are recognized in accordance with the terms of the specific agreement, which is generally upon delivery. Maintenance, support and service revenue are recognized ratably over the term of the related agreement.

Accounting for marketable securities. We classify our investments in marketable securities as "available for sale." We carry these investments at fair value, based on quoted market prices, and unrealized gains and losses are included in accumulated other comprehensive income (loss), which is reflected upon the sale of our marketable securities in our statements of operations.

Impairment or disposal of long-lived assets. Long-lived assets are reviewed in accordance with Statement of Financial Accounting Standard ("SFAS") 144. Impairment or disposal of long-lived assets losses are recognized in the period the impairment or disposal occurs. Long-lived assets are reduced to their estimated fair value.

Inventory valuation and related reserves. Inventories are valued at the lower of cost or market on a first-in, first-out basis. We use a standard cost system for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. We write down or reserve for estimated obsolete or excess

(1) Dollar figures expressed in US currency unless otherwise indicated

inventory based upon assumptions about future demand and market conditions. We compare current inventory levels on a product basis to our current sales forecast in order to assess our inventory reserve balance. Our sales forecasts are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our products, current products, expected future products and various other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

2. LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Company had a cash position of $53,652, compared to $104,238 at December 31, 2001.

The Company will require additional financing to fund current operations through the remained of 2002. The Company has historically satisfied its capital needs primarily by issuing equity securities. The Company will require an additional $1.5 million to $2.0 million to finance operations through fiscal 2003 and intends to seek such financing through sales of its equity securities.

Assuming the aforementioned $1.5 million to $2.0 million in financing is obtained, the Company believes that continuing operations for the longer term will be supported through anticipated growth in revenues and through additional sales of the Company's securities. Although longer-

term financing requirements may vary depending upon the Company's sales performance, management expects that the Company will require additional financing of $1.5 million to $2.0 million through fiscal 2003. The Company has no binding commitments or arrangements for additional financing, and there is no assurance that management will be able to obtain any additional financing on terms acceptable to the Company, if at all.

3. CORPORATE BUSINESS

Results of Operations
The Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, which differ in certain respects with these principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in Canada

[See US/Canada GAAP Reconciliation for a further explanation of these differences]

Revenues
Sales for the nine-month period ended September 30, 2002 were $146,701, compared to revenue of $101,861 for the nine-month period ended September 30, 2001. Sales for the three-month period ended September 30, 2002 were $57,125 compared to $67,626 three-month period ended September 30, 2001. The increase in revenue for the nine-month period ended September 30, 2002 is attributable to software engineering services and service maintenance contracts on previous installed systems.

Starting in the fourth quarter of 2000 and continuing during the next 30 months, the Company concentrated its managerial and technical efforts on the remaining critical stages of developing and refining its new web and content delivery infrastructure (StreamHQ™).

(1) Dollar figures expressed in US currency unless otherwise indicated

Services and/or systems based on this infrastructure are intended to become the Company's core business in place of its custom-built systems for video encoding, decoding and streaming, the market for which has diminished significantly in the last 21 to 24 months. The Company believes the market declined for a number reasons, the most important of which is that customers no longer can afford to invest in single-purpose hardware systems of this type. As a result, profit margins on the Company's media systems have continued to decline, and the Company has lowered prices in the face of declining demand. A change in focus was necessary to capture the market for a more diverse multi-purpose infrastructure.

This change in focus required shifting technical and managerial resources from sales of the old line of products to systems/services offerings based on the new infrastructure. Additionally, the Company was required to make a significant investment in the computer hardware and development of the software functionality that are at the core of this infrastructure.

Recently, due to the change in capital markets, funding for an internal sales and marketing team was unable to be maintained. Therefore, the Company has focused on partnering relationships with other companies to complete the execution of its StreamHQ™ based business plan.

Cost of Sales

The cost of sales for the nine months ended September 30, 2002 was $96,205, as compared to $56,602 for the comparable period of 2001. For the three-month period ended September 30, 2002, the cost of sales was $38,663 as compared to $36,036 for the comparable period 2001. The increase in cost of sales is directly attributable to the increase in sales.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses consisted of product marketing expenses, consulting fees, office, professional fees and other expenses to execute the business plan and for day-to-day operations of the Company. Due to market conditions, Management has implemented consolidation procedures to reduce the daily cost of Selling, General and Administrative expenses.

Selling, General and Administrative expenses for the three months ended September 30, 2002 decreased $315,869 to $124,385 from $440,254 for the three months ended September 30, 2001. For the nine months ended September 30, 2002 these costs decreased by $725,934 to $775,316 from $1,501,250 for the comparable period. The reduction was due to consolidation efforts of management.

Professional expense for the three months ended September 30, 2002, decreased to $8,414 from $38,161 for the comparable period of 2001. For the nine months ended September 30, 2002 these costs decreased to $80,218 from $213,295 for the comparable period. The Company utilized its staff to perform tasks previously outsourced.

Product marketing expenses for the three months ended September 30, 2002, decreased to $6,199 from $175,366 for the comparable period of 2001. For the nine months ended September 30, 2002 these costs decreased to $99,336 from $489,458 for the comparable period. The reduction was due to consolidation efforts of management.

Administrative/Office expenses for the three months ended September 30, 2002, decreased to $34,499 from $162,027 for the comparable period of 2001. For the nine months ended September 30, 2002 these costs decreased to $219,918 from $351,405 for the comparable period. The reduction was due to consolidation efforts of management.

(1) Dollar figures expressed in US currency unless otherwise indicated

20

The Company has arranged for additional staff/consultants to engaged in marketing activities in an effort to identify and assess appropriate market segments, develop business arrangements with prospective partners, create awareness of new products and services, and communicate to the industry and potential customers. Other components of Selling, General and Administrative expense did not change significantly.

Research and Development Expenses
Research and development expenses consisted primarily of compensation, hardware, software, licensing fees, and new product applications for the Company's proprietary StreamHQ™. Research and development expenses decreased by 59% to $273,839 for the nine months ended

September 30, 2002, from $672,304 for the comparable period in 2001 and by 84% to $38,258 for the three months ended September 30, 2002 from $232,695 for the comparable period in 2001. The reduction was due to consolidation efforts of management.

As the Company consolidates its business, its product development, product marketing, and other general and administrative expenses will continue to decrease.

Non-Cash Compensation Charges
Non-cash compensation charges for the nine months ended September 30, 2002 reflected charges in the first quarter of 2002 of $12,718, the second quarter of 2002 of $19,077 and the third quarter of 2002 of $19,077 was due to the amortization of a portion of the options issued to consultants. In July 2002, $38,154 was vested. Non-cash compensation charges for the nine months ended September 30, 2001 reflected charges in the third and first quarter of 2001 of $575,347. Of this amount, $9,750 and $462,097, respectively, was due to the issuance of common shares and common share warrants to the Company's officers, directors and employees at a price or exercise price below the market price of the common shares at the time of issuance. Because the rules of the TSX Venture Exchange require that the offering price for privately placed securities of listed companies be set when the offering is first announced, rather than upon closing, and the market price of the common shares increased between announcement of the offering and closing, the sale price of the common shares and the exercise price of the warrants were below the market price of the common shares on the date of issuance. In addition, the Company issued options to purchase 150,000 common shares to consultants, resulting in a $97,500 charge. The Company also incurred a charge of $6,000 for the issuance of employee stock options.

Other Expense
The Company sold the stock of related registered companies for the nine months ended September 30, 2002 for a loss of $93,319. As of December 31, 2001, the Company reported change in unrealized loss on investments for $86,487.

Impairment Loss on Long-Lived Assets
As the result of the Company's inability to raise revenues in accordance with the corporate business plan, the company continued operating at a loss for the nine month period ended September 30, 2002. As a result, the Company commenced an impairment review of its long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS")144 "Accounting of the Impairment or Disposal of Long-Lived Assets". As an result of this impairment review, the Company recorded an impairment loss of approximately $350,000 during the three month period ended September 30, 2002, to reduce the carrying value of these assets to its estimated fair value.

(1) Dollar figures expressed in US currency unless otherwise indicated

Net Losses
To date, the Company has not achieved profitability and, in fact, expects to incur substantial net losses for at least the remainder of 2002. The Company's net loss for the nine months ended September 30, 2002 was $1,882,873 as compared with a net loss of $2,971,875 for the nine months ended September 30, 2001 and for the three months ended September 30, 2002 was $641,336 as compared to $753,999 for the comparable period.

Investor Relations
Investor relations activities are conducted in-house. Costs associated with respect to investor relations totalled $12,843 for the nine-month period ended September 30, 2002 as compared to $18,313 for the nine-month period ended September 30, 2001.

USA Video US/Canada GAAP Reconciliation -
Differences Between United States and Canadian Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

1. Marketable Securities
Under U.S. GAAP marketable securities are recorded at market value at the balance sheet date if they are classified as trading securities or as available-for-sale. Unrealized gains resulting from revaluation are recorded as other comprehensive income and included as a separate component of shareholders' equity. Under Canadian GAAP marketable securities are carried at the lower of cost or market value and gains are not recorded until realized.

2. Non-cash Compensation Charges
Under U.S. GAAP, the Company is required to record non-cash compensation expense when the following events occur:

o Share purchase options are granted to employees and consultants at exercise prices below the market value of the Company's shares on the date of the grant. The Company is required to record expense equal to the intrinsic value of the options at the date of the grant.

o Share private placements are entered into with employees where the unit price of the private placement is below the market value of the shares at the private placement date. The Company is required to record expense equal to the value of the difference between the unit price and the market value at the close of the previous day of the private placement.

o Warrants attached to private placements entered into with employees have exercise prices below the fair market value of the shares at the close of the previous day of the private placement. The Company is required to record expense equal to the intrinsic value of the warrants at the date of the private placement.

Under Canadian GAAP, these expenses are not recorded.

(1) Dollar figures expressed in US currency unless otherwise indicated

The differences in the financial statements due to the above differences in accounting principles are as follows:

	As Stated Under US GAAP	As Stated Under Canadian GAAP
Marketable securities – related parties	$ -	$ -
Total Current Assets	$ 65,857	$ 65,857
Total Assets	$ 488,794	$ 488,794
Accounts Payable and Accrued Expenses	$ 1,149,739	$ 1,137,021
Total Liabilities	$ 1,204,745	$ 1,192,027
Common stock	$ 30,230,225	$ 28,152,591
Accumulated other comprehensive Income (loss)	$ -	$ -
Accumulated deficit	$ (30,946,176)	$ (28,855,824)
Stockholders' equity	$ (715,951)	$ (715,951)
Total liabilities and stockholders' equity	$ 488,794	$ 488,794
Other comprehensive income Change in unrealized loss on investments	$ 86,487	$ -
Expenses Non-cash compensation charges	$ 50,872	$ -
Total expenses	$ 1,944,106	$ 1,893,234
Loss from operations	$ (1,797,405)	$ (1,746,533)
Net Loss	$ (1,882,873)	$ (1,832,001)
Net loss per share – basic and diluted	$ (0.02)	$ (0.02)
Cash flows from operating activities: Net loss	$ (1,882,873)	$ (1,832,001)
Non-cash compensation charge	$ 50,872	$ -

Legal Proceedings

USA Video is not a party to any material pending legal proceedings except as disclosed in the Company's Notes to Consolidated Financial Statements – Note E Contingent Liabilities.

[1] Dollar figures expressed in US currency unless otherwise indicated